UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40990

Fortune Rise Acquisition Corporation

(Exact name of registrant as specified in its charter)

13575 58th Street North, Suite 200

Clearwater, Florida 33760
(727) 440-4603

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one warrant

Class A common stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record of the units: 0

Approximate number of holders of record of the Class A common stock: 1

Approximate number of holders of record of the warrants: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Fortune Rise Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 13, 2025	By:	/s/ Jon Peraza
	Name:	Jon Peraza
	Title:	Principal Executive Officer

2